Exhibit 11- Statement Re Computation of Earnings Per Share

	Three Months Ended March 31,
	2001	2000

Basic:

Average shares outstanding	6,896,839	7,389,733
Net income	$4,727,132	$3,658,806
Per share amount	$0.69	$0.50

Diluted:

Average shares outstanding	6,896,839	7,389,733
Net effect of dilutive stock options - based on the treasury stock method using average market price	117,530	182,662
Diluted shares	7,014,369	7,572,395
Net income	$4,727,132	$3,658,806
Per share amount	$0.67	$0.48

Note: Antidilutive stock options totaling 72,325 and 135,550 shares were not included in the calculation of diluted earnings per share at March 31, 2001 and 2000, respectively.